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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banorte-IXE Securities International, Ltd.
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 32nd. Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Saa **212-484-5231**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue	Nostridge	CA	91324-1661

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jose Saa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte –IXE Securities International LTD, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BONRANDY Q NANONG
Notary Public - State of New York
NO. 01NA6331939
Qualified in Nassau County
My Commission Expires Oct 19, 2019

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Table of Contents
December 31, 2017

Page (s)

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of Banorte-IXE Securities International, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Banorte-IXE Securities International, Ltd. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Banorte-IXE Securities International, Ltd. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
New York, New York
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2017

Assets		**2017**
Cash and Cash Equivalents—Includes ($8,051,599 invested in money market accounts)	$	8,593,288
Due from Clearing Broker		1,145,960
Accounts Receivable (Note 3)		971,330
Furniture, Equipment, Software and Leasehold Improvements (net of accumulated depreciation of $2,147,791)		1,425,285
Income Tax Prepaid (Note 6)		204,530
Prepaid Expenses		413,598
Deferred Income Tax (Note 6)		179,240
Security Deposits		374,598
Total Assets	$	13,307,829
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Compensation	$	379,213
Income Tax Payable (Note 6)		8,914
Accounts Payable and Accrued Expenses (Note 3)		652,840
Total Liabilities		1,040,967
Stocholder's Equity		
Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		11,668,578
Retained Earnings		597,784
Total stockholder's equity		12,266,862
Total Liabilities and Stockholder's Equity	$	13,307,829

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

The Company receives commission on all trades introduced during the year.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc (FINRA). Receivable from clearing brokers consists primarily of cash balances held at the clearing brokers. The Company is also a member of Securities Investors Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). These financial statements were approved by management and available for issuance on February 27, 2018.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2017 substantiallly all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency transalation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange through out the year. Gains or losses resulting from foreign currency transactions are included in net income.

Revenue recognition

Commissions and fee revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of state and local taxes computed on a basis other than net income.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2017.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Casa de Bolsa Banorte-IXE for the use of certain Institutional referal services. Detail of related party transactions and balances are as follows:

Parent Company:		**2017**
Commission Referal Fees	$	244,291
Accounts Receivable Referal Fees		16,298
Accounts Receivable		285,081
Accounts Payable and accrued Expenses		252,425

The Company has an informal cost sharing arrangement based on a cost plus a percentage mark up on expense which results in a charge to the company if revenue as defined exceeds the cost plus the percentage as calculated. During the year ended December 31, 2017, the afore mention calculation resulted in the Company accruing a sevice fee of $252,425

4. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan in accordance with IRS regulation. All eligible employees, as defined may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $166,092 for the year ended December 31, 2017.

5. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

		2017
Construction in Progress	$	
Equipment	$	1,023,120
Furniture and fixture		371,441
Leasehold improvements		1,918,117
Software cost		260,398
		3,573,076
Less: accumulated depreciation		(2,147,791)
Total net	$	1,425,285

Depreciation and amortization expense related to furniture, equipment, software and leasehold improvements for the year ended December 31, 2017 was $409,299.

6. INCOME TAXES

The provision for income taxes for the period ended December 31, 2017 consists of the following:

Federal	$	13,914
State and local		4,032
Total		17,946
Deferred Taxes		462,025
Benefit of income tax	$	479,971

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

United States statutory rate	34.00 %
State and local	0.67 %
Permanent Difference	0.49 %
Net operating loss carryforward	(31.04)%
Total tax provision	4.12 %

Income tax prepaid as of December 31, 2017 of $204,530 is net of tax provision of $11,808.

The major sources of temporary differences and their deferred tax effect at December 31, 2017, are as follows:

Deferred tax asset		
Net operating loss benefit 21%	$	122,175
Depreciation		10,121
Rent		46,944
Net deferred tax asset	$	179,240

The Company has available, at December 31 2017, unused operating losses carry-forward of $576,577, which may be applied against future taxable income expiring in various years through 2032.

7. INCOME TAXES (CONT.)

The Company files Federal, New York State, Texas and New York City income tax returns as a C corporation. Generally the Company is no longer subject to income tax examination by major taxing authorities for year before 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount the relevant tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company leases spaces in Texas and New York under lease agreements which terminate in 2020 and 2022 respectively. Future minimum lease payments, at December 31, 2017 are:

Years Ending December 31		
2018	$	740,198
2019		741,110
2020		702,502
2021		683,046
2022		569,205
	$	3,436,061

Rent expensed for the year was $748,023, which included other occupancy costs totaling $57,943.

Accounts payable and accrued expenses includes deferred rents of $237,829 in connection with the above lease agreements.

A certificate of deposit of $374,598 is pledge to a third party as collateral for the New York lease agreement

Other commitments

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2017, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017, or during the year then ended.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2017, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities, the Company has the ability to access.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2017, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as at December 31, 2017.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $8,696,882 which was $8,596,882 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.1197. to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate; security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017, or during the year then ended.

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

BANORTE-IXE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa de Bolsa Banorte-IXE, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Public